SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 6
                                    --------

                                  SEITEL, INC.
                                (Name of Issuer)

                         Common Stock, $ 0.01 par value
                         (Title of Class of Securities)

                                    816074405
                                 (CUSIP Number)

                      Mellon HBV Alternative Strategies LLC
                                 200 Park Avenue
                             New York, NY 10166-3399

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 28, 2006
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No.: 816074405

1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Mellon HBV Alternative Strategies LLC
                      I.R.S. No.:  13-4050836
    ---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   (a)     (b)
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3   SEC USE ONLY
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4   SOURCE OF FUNDS*
                      00
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
    ---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
    ---------------------------------------------------------------------------
            NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    ---------------------------------------------------------------------------
7   SOLE VOTING POWER
                      0
    ---------------------------------------------------------------------------
8   SHARED VOTING POWER
                      0
    ---------------------------------------------------------------------------
9   SOLE DISPOSITIVE POWER
                      0
    ---------------------------------------------------------------------------
10  SHARED DISPOSITIVE POWER
                      0
    ---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                      0
    ---------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

    ---------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0%
    ---------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                      IA
    ---------------------------------------------------------------------------

         Introduction:

The Reporting Person is filing this amendment no. 6 to Schedule 13D to report a sale of all shares of the Issuer's common stock and the sale of the warrant to purchase shares of Issuer's common stock in a private transaction. Item 1. Security and Issuer

     Security: Common Stock, $0.01 par value per share ("Common Stock").

     Issuer's  Name and  Address:  Seitel,  Inc.,  50 Briar  Hollow  Lane,  West
          Building, 7th Floor, Houston, TX 77027.

Item 5. Interest in Securities of the Issuer

     (a) On February 28, 2006, the Reporting Person, for itself and the funds for which it acts as Investment Advisor, sold in a private transaction 21,499,983 shares of the Issuer's Common Stock for a price of $2.75 per share. The Reporting Person also sold warrants to purchase 15,037,568 shares of the Issuer's Common Stock for a price of $2.00 per warrant.

     (b)  not applicable

     (c)  not applicable

     (d)  not applicable

     (e) The Reporting Person no longer owns shares in the Issuer and is thus no longer subject to reporting under section 13D of the Exchange Act.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: February 28, 2006

         MELLON HBV ALTERNATIVE STRATEGIES LLC.


           By:  /s/ WILLIAM F. HARLEY III
          --------------------------------------------
          William F. Harley III
         Chief Executive Officer